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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9

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      SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(D)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934



                       MULTI-BENEFIT REALTY FUND '87-1,
                       A CALIFORNIA LIMITED PARTNERSHIP
                           (Name of Subject Company)



                       MULTI-BENEFIT REALTY FUND '87-1,
                       A CALIFORNIA LIMITED PARTNERSHIP
                     (Name of Person(s) Filing Statement)


                 CLASS B UNITS OF LIMITED PARTNERSHIP INTEREST
                        (Title of Class of Securities)



                                      N/A
                     (Cusip Number of Class of Securities)


                            -----------------------

                            WILLIAM H. JARRARD, JR.
                                   PRESIDENT
                             CONCAP EQUITIES, INC.
                         ONE INSIGNIA FINANCIAL PLAZA
                       GREENVILLE, SOUTH CAROLINA 29602
                                (864) 239-1300

                 (Name, Address and Telephone Number of Person
         Authorized to Receive Notice and Communications on Behalf of
                        the person(s) filing statement)

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ITEM 1.       SECURITY AND SUBJECT COMPANY.

              The name of the subject company is Multi-Benefit Realty Fund '87-1, a California limited partnership (the "Partnership"), and the address of the principal executive offices of the Partnership is One Insignia Financial Plaza, Greenville, South Carolina 29602. The title of the class of equity securities to which this statement relates is the Class B units of limited partnership interest ("Class B Units") of the Partnership.

ITEM 2.       TENDER OFFER OF THE BIDDER.

              This statement relates to an offer by Madison River Properties, L.L.C., a Delaware limited liability company (the "Purchaser"), to purchase up to 23,000 of the outstanding Class B Units at a purchase price of $25 per Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in an Offer to Purchase dated December 23, 1997 (the "Offer to Purchase") and related Assignment of Partnership Interest (which collectively constitute the "Offer"). A Tender Offer Statement on
Schedule 14D-1 with respect to the Offer has been filed by the Purchaser, Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), Insignia Properties Trust, a Maryland real estate investment trust ("IPT") and Insignia Financial Group, Inc., a Delaware corporation ("Insignia") (collectively, the "Bidders").

              The address of the Purchaser's principal executive offices is One Insignia Financial Plaza, P.O. Box 19059, Greenville, South Carolina 29602.

ITEM 3.       IDENTITY AND BACKGROUND.

              (a) The name and business address of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

              (b)(1) The Partnership's general partner is ConCap Equities, Inc., a Delaware corporation and an affiliate of the Purchaser (the "General Partner").

              Upon the Partnership's formation in 1986, Consolidated Capital Equities Corporation ("CCEC"), a Colorado corporation, was the sole general partner and Multi-Benefit '87-1 Depositary Corporation, a wholly-owned subsidiary of CCEC, was the sole limited partner. As a result of a succession of agreements, CCEC became the managing general partner. In 1988, through a series of transactions, Southmark Corporation acquired control of CCEC. In December 1988, CCEC filed for reorganization under Chapter 11 of the United States Bankruptcy Code. In 1990, as part of CCEC's reorganization plan, the General Partner acquired CCEC's interest as managing general partner of the Partnership and its general partner interests in the Partnership and in 15 other affiliated public limited partnerships (the "Affiliated Partnerships") and the General Partner replaced CCEC as the general partner of the Partnership (and as the general partner of each of the Affiliated Partnerships). The selection of the General Partner as the general partner of the Partnership (and of each of the Affiliated Partnerships) was approved by a majority of the Limited Partners in the Partnership (and by a majority of the limited partners in each of the Affiliated Partnerships) pursuant to solicitations commenced in August 1990. Insignia acquired the stock of the General Partner through two transactions in December 1994 and October 1995, and contributed that stock to IPT in December 1996 in connection with IPT's formation. By reason of these relationships, the General Partner has conflicts of interest in considering the Offer.




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              Under the Partnership's Limited Partnership Agreement (the
"Limited Partnership Agreement"), the General Partner holds an interest in the Partnership and is entitled to participate in certain cash distributions made by the Partnership to its partners. The General Partner received from the Partnership in respect of its interest in the Partnership cash distributions of $14,000 to date in 1997, $5,000 in 1996 and $9,000 in 1995. In late
December 1994, Insignia Residential Group, L.P. ("IRG") (an affiliate of the Purchaser and the General Partner) assumed day-to-day property management responsibilities for the Partnership's properties. The Partnership paid IRG property management fees for property management services in the amounts of approximately $240,000 and $223,000 for the years ended December 31, 1996 and 1995, respectively, and has paid IRG property management fees equal to $185,000 during the first nine months of 1997. The Partnership reimbursed the General Partner and its affiliates (including Insignia) for expenses incurred in connection with asset management and partnership administration services performed by them for the Partnership during 1996 and 1995 in the amounts of $178,000 and $120,000, respectively, and has reimbursed them in the amount of $91,000 through September 30, 1997 (including reimbursements paid to an affiliate of the General Partner in the amounts of $54,000 and $10,500 for the year ended December 31, 1996 and the nine months ended September 30, 1997, respectively, for costs incurred in connection with construction oversight services). Pursuant to the Limited Partnership Agreement, the General Partner is entitled to receive a fee for executive and administrative management services equal to 9% of the Partnership's adjusted cash from operations, as and when cash from operations is distributed to the Limited Partners. The fees paid to the General Partner pursuant to this provision were approximately $41,000 and $82,000 for the years ended December 31, 1996 and 1995, respectively, and approximately $123,000 for the nine months ended September 30, 1997. On July 1, 1995, the Partnership began insuring its properties under a master policy through an agency and insurer unaffiliated with the General Partner. An affiliate of the General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the current year's master policy. The current agent assumed the financial obligations to the affiliate of the General Partner who receives payments on these obligations from the agent. Insignia and the General Partner believe that the aggregate financial benefit derived by Insignia and its affiliates from the arrangement described in the three preceding sentences has been immaterial.

              The General Partner has conflicts of interest with respect to the Offer, including conflicts resulting from its affiliation with IPT and the Purchaser. The General Partner also would have a conflict of interest (i) as a result of the fact that a sale or liquidation of the Partnership's assets would result in a decrease or elimination of the fees paid to the General Partner and/or its affiliates and (ii) as a consequence of the Purchaser's ownership of Class B Units, because the Purchaser (which is an affiliate of the General Partner) may have incentives to seek to maximize the value of its ownership of Class B Units, which in turn may result in a conflict for the General Partner in attempting to reconcile the interests of the Purchaser (which is an affiliate of the General Partner) with the interests of the other Limited Partners. In addition, the Purchaser (which is an affiliate of the General Partner) is making the Offer with a view to making a profit. Accordingly, there is a conflict between the desire of the Purchaser (which is an affiliate of the General Partner) to purchase Class B Units at a low price and the desire of the Limited Partners to sell their Class B Units at a high price.

              The General Partner also has a conflict of interest with respect to the offer because, simultaneously with the Offer, the Purchaser also is seeking to purchase approximately 25% of the outstanding Class A Units of limited partnership interest ("Class A Units") in the Partnership. Upon its formation, the Partnership issued two classes of units of limited partnership interest, the Class A Units and Class B Units. The Class A Units and the
Class B



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Units are entitled to different rights and priorities as to cash distributions and partnership allocations, as follows. Both distributable cash from operations and cash from surplus funds (i.e., net sale and refinancing proceeds) are allocated 1% to the General Partner and 99% to the Limited Partners. Until such time as the holders of Class A Units have received an annual, non-compounded cumulative return (currently 10%) on their invested capital in the Partnership (the "Priority Return"), all cash distributions to Limited Partners are made to the holders of Class A Units; thereafter, the allocation of cash distributions ("Non-Priority Return Distributions") to Limited Partners depends on whether a distribution is comprised of distributable cash from operations or cash from surplus funds. A Non-Priority Return Distribution of distributable cash from operations is allocated equally among the holders of Class A Units and Class B Units. A Non-Priority Return Distribution of cash from surplus funds, on the other hand, is allocated pro rata (based on relative initial capital contributions) among the holders of Class A Units and Class B Units until such time as each has received a return of 100% of their initial invested capital, and thereafter (based on current circumstances) 90% to the holders of Class B Units, a 9% fee to the General Partner and 1% to the holders of Class A Units.

              As described in the Offer to Purchase, the Purchaser (which is an affiliate of the General Partner) expects to pay for the Class B Units it purchases pursuant to the Offer with funds provided by IPLP as capital contributions. IPLP in turn intends to use its cash on hand to make such contributions. It is possible, however, that in connection with its future financing activities, IPT or IPLP may cause or request the Purchaser (which is an affiliate of the General Partner) to pledge the Class B Units as collateral for loans, or otherwise agree to terms which provide IPT, IPLP and the Purchaser with incentives to generate substantial near-term cash flow from the Purchaser's investment in the Class B Units. This could be the case, for example, if a loan has a "balloon" maturity after a relatively short time or bears a high or increasing interest rate. In such a situation, the General Partner may experience a conflict of interest in seeking to reconcile the best interests of the Partnership with the need of its affiliates for cash flow from the Partnership's activities.

              If the Purchaser is successful in acquiring a significant number of Class B Units pursuant to the Offer, the Purchaser (which is an affiliate of the General Partner) will have the right to vote those Class B Units and thereby significantly influence all voting decisions with respect to the Partnership, including decisions concerning liquidation, amendments to the Limited Partnership Agreement, removal and replacement of the General Partner and mergers, consolidations and other extraordinary transactions. This means that (i) non-tendering Limited Partners could be prevented from taking action they desire but that IPT (which is an affiliate of the General Partner) opposes and (ii) IPT (which is an affiliate of the General Partner) may be able to take action desired by IPT but opposed by the non-tendering Limited Partners.

              Under the Limited Partnership Agreement, Limited Partners holding a majority of the Units (the aggregate of the outstanding Class A Units and Class B Units of limited partnership interest) are entitled to take action with respect to a variety of matters, including: removal of the General Partner and in certain circumstances election of a new or successor general partner; dissolution of the Partnership; the sale of all or substantially all of the assets of the Partnership; and most types of amendments to the Limited Partnership Agreement. In general, IPLP and the Purchaser (which are affiliates of the General Partner) will vote the Class B Units owned by them in whatever manner they deem to be in the best interest of IPT, which, because of their relationship with the General Partner, also may be in the interest of the General Partner, but may not be in the interest of other Limited Partners. This could (i) prevent non-tendering



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Limited Partners from taking action they desire but that IPT opposes and (ii)
enable IPT to take action desired by IPT but opposed by non-tendering Limited Partners.

              To the best knowledge of the General Partner, except as described in this Schedule 14D-9, there are no other material agreements, arrangements, understandings or any actual or potential conflicts of interest between the Partnership, the General Partner and their affiliates and the Bidders, their executive officers, directors or affiliates.

ITEM 4.       THE SOLICITATION OR RECOMMENDATION.

              Because of the existing and potential future conflicts of interest described in Item 3 above, the Partnership and the General Partner are remaining neutral and making no recommendation as to whether Limited Partners should tender their Class B Units in response to the Offer.

ITEM 5.       PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

              Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person or class of person to make solicitations or recommendation to Limited Partners on its behalf concerning the Offer.

ITEM 6.       RECENT TRANSACTIONS AND INTEREST WITH RESPECT TO SECURITIES.

              (a) No transactions in the Class B Units have been effected during the past 60 days by the Partnership or the General Partner or, to the knowledge of the General Partner, by any of its current or former executive officers, directors or affiliates.

              (b) To the knowledge of the Partnership, neither the General Partner nor any of its current or former executive officers, directors or affiliates intends to tender pursuant to the Offer any Class B Units beneficially owned by them.

ITEM 7.       CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

              None.

ITEM 8.       ADDITIONAL INFORMATION TO BE FURNISHED.

              None.

ITEM 9.       MATERIAL TO BE FILED AS EXHIBITS.

              (a) Form of cover letter to Limited Partners of the Partnership dated December 23, 1997.

              (b)     None.

              (c)     None.



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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 23, 1997

                                    MULTI-BENEFIT REALTY FUND '87-1,
                                    a California limited partnership

                                         By:   ConCap Equities, Inc.
                                               Its General Partner


                                         By:   /s/ William H. Jarrard, Jr.
                                         ---------------------------------
                                               William H. Jarrard, Jr.
                                               President



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                                 EXHIBIT INDEX




EXHIBIT NO.  DESCRIPTION
-----------  ----------

   (a) Form of cover letter to Limited Partners from the Partnership dated December 23, 1997.

   (b)       None.

   (c)       None.





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